Filed pursuant to Rule 433

Registration Statement No. 333-180300-03

March 13, 2014

CREDIT SUISSE
Eleven Madison Avenue New York, NY 10010 USA	Telephone +1 212 325 5200 Fax +1 212 325-6665

Media Release
Credit Suisse Pays Quarterly Coupon Payment of $0.3265 per ETN on its Credit Suisse Equal Weight MLP Index ETN (ticker symbol “MLPN”).

New York, March 13, 2014 On March 11, 2014, Credit Suisse paid $0.3265 per ETN as the amount of the quarterly Coupon Payment for its Credit Suisse Equal Weight MLP Index ETN (the “ETN”). The Coupon Payment was made to holders of record as of March 3, 2014.

This Coupon Payment represents a current yield of approximately 4.16% per annum. The “current yield” equals the current quarterly Coupon Payment annualized and divided by the closing indicative value of MLPN on March 10, 2014.

The current yield is not indicative of future quarterly Coupon Payments, if any, on the ETNs. The current Coupon Payment reflects only the most recent quarterly distributions of the MLPs included in the index. There can be no assurance that the MLPs included in the index will make any distributions in the next or any future period.

The ETN may not be suitable for all investors and should be purchased only by knowledgeable investors who understand the potential consequences of investing in the ETNs. The ETN is subject to the credit risk of Credit Suisse AG. You may receive less, and possibly significantly less, than the principal amount of your investment at maturity or upon repurchase or sale. Investors will not have any partnership interests or other rights in the MLPs included in the index. Quarterly coupon payments on the ETNs will vary and could be zero. An investment in the ETN involves significant risks. For further information regarding risks, please see the section entitled “Risk Factors” in the pricing supplement.

For more information on the Credit Suisse suite of ETN offerings, please visit: www.credit-suisse.com/etn.

Press Contact

Nicole Sharp, Credit Suisse AG, telephone +1 212-325-8708, nicole.sharp@credit-suisse.com

Credit Suisse AG

Credit Suisse AG is one of the world's leading financial services providers and is part of the Credit Suisse group of companies (referred to here as 'Credit Suisse'). As an integrated bank, Credit Suisse is able to offer clients its expertise in the areas of private banking, investment banking and asset management from a single source. Credit Suisse provides specialist advisory services, comprehensive solutions and innovative products to companies, institutional clients and high net worth private clients worldwide, and also to retail clients in Switzerland. Credit Suisse is headquartered in Zurich and operates in over 50 countries worldwide. The group employs approximately 46,000 people. The registered shares (CSGN) of Credit Suisse's parent company, Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

Credit Suisse has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this press release relates. Before you invest, you should read the pricing supplement dated March 23, 2012, the prospectus supplement

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dated March 23, 2012 and the prospectus dated March 23, 2012 that Credit Suisse has filed with the SEC for more complete information about Credit Suisse and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Credit Suisse or any agent or any dealer participating in this offering will arrange to send you the applicable pricing supplement, prospectus supplement and prospectus if you so request by calling 1-800-221-1037.

This document was produced by and the opinions expressed are those of Credit Suisse as of the date of writing and are subject to change.

Copyright © 2014, CREDIT SUISSE GROUP AG and/or its affiliates. All rights reserved.